FAQ General questions about the acquisition:

Filed by zulily, inc.

Pursuant to Rule 425 under the Securities

Act of 1933

and deemed filed pursuant to Rule 14d-9 of

the Securities Exchange Act of 1934

Subject Company: zulily, inc.

Commission File No. 001-36188

•	What is the transaction?

•	QVC’s parent, Liberty Interactive, and zulily have signed a definitive agreement to acquire zulily for approximately $2.4 billion. At the closing date (expected in Q4 2015), zulily will be acquired by Liberty Interactive (and attributed to its QVC Group) for $18.75 per share. QVC will use a combination of cash and QVC stock (NASDAQ: “QVCA”) to pay for the transaction.

•	We’re extremely excited about this phenomenal opportunity to become a part of the QVC family. Together, the zulily and QVC brands represent an experiential digital commerce powerhouse, and by combining forces we’ll be able to stimulate each other’s growth, while maintaining our distinctive brand identities.

•	What is the rationale for entering this agreement?

•	We are excited to become part of the QVC family. Our businesses, which share many of the same values, are highly complementary in nature and together we will have significant opportunities to grow and enhance the customer experience. Once the transaction is completed, zulily and QVC will remain distinct brands but will have opportunities to partner together to stimulate growth, while maintaining their distinctive brand identities.

•	Below are just a few of the compelling reasons about why we think we are an ideal fit together:

•	Our Customer Base: Each company’s core customers are incredibly passionate about each of our brands, and they are highly complementary to one another. While our customer tends to be millennial moms and the digital-only generation, QVC’s iconic pop culture brand has particular appeal to boomers, aged 35-64. Both brands see opportunities to extend our businesses beyond our respective audiences through intelligent cross-marketing, a combined brand portfolio, QVC’s deep expertise in customer analytics and rich video content, as well as our powerful personalization tools.

•	Buying Expertise and Vendor Networks: From a merchandising perspective, this partnership provides both companies with unparalleled access to an extensive global vendor network and brand portfolio, offering great potential for cross promotion. We will be thoughtful as to how we cross-leverage to ensure both companies continue to deliver a first-rate customer experience.

•	Complementary platform strengths. We see opportunities to leverage QVC’s deep video merchandising expertise as well as its flexible customer finance systems to enhance the zulily shopping experience. Meanwhile, our incredible proprietary personalization technologies and extraordinarily agile and efficient digital content production and asset management system could be leveraged by QVC to enhance their customer experience and service.

•	Extending global reach. Together we will have global international presence in 14 markets and ship to over 85 countries. As we just launched Mexico, Hong Kong and Singapore, we see further opportunities to collaborate and delight more customers worldwide.

•	Cost synergies: With 230 million orders shipped combined, we believe there are significant opportunities to gain supply chain efficiencies over time. In addition, we’ll be able to learn a tremendous amount from QVC’s processes around areas such as consignment or returns, which we only do a small percentage of today.

•	What will the combination under Liberty look like?

•	zulily and QVC are both very strong companies and our respective brand identities will remain intact. Upon closing of the transaction, our management structure under Darrell will likely remain the same. This will enable both zulily and QVC to continue focusing on our core businesses while also creating a structure that facilitates collaboration across our companies.

•	Chairman and co-founder Mark Vadon will join Liberty Interactive’s Board of Directors to provide strategic counsel and support the companies.

•	This transaction is about investing in our future. There are strategic benefits that provide both companies the opportunity to realize our full potential whether it’s the alignment in our commitment to an exceptional customer experience, the power of our collective buying expertise, or the opportunity to deepen and broaden our relationships with vendors to enhance the diversity and uniqueness of our product offering.

•	Once the transaction is completed, we will no longer have independent public shareholders just in zulily. The experience and expertise of our zulily team that has driven the business to be in this position is a critical aspect of this transaction. By being a part of the QVC family, we have a phenomenal opportunity to scale and grow our business for our customers, our merchandising partners, and most importantly, you, our employees. The opportunity for each of our companies is immense and allows us to reach our goals much quicker together than on our own.

•	Some key highlights:

•	Combined revenues of $10 Billion

•	Access to ~14 million new customers who already embrace a model of entertainment and discovery

•	Opportunity to accelerate international growth through local expertise and established vendor partnerships

•	Leverage a differentiated product pipeline of thousands more vendors.

•	What is the timeline for completion of the transaction?

•	We currently expect the transaction to close in the fourth quarter of 2015.

•	Who agreed to the transaction?

•	The Board of Directors from both zulily and QVC have approved the transaction.

•	Do QVC or zulily shareholders have to approve the transaction?

•	A shareholder vote is not required from either Liberty Interactive or zulily.

•	Will QVC be able to help zulily expand globally?

•	Yes. We believe the QVC team can help accelerate and expand our long-term international growth opportunities both from the customer outreach and sourcing perspectives, through its local market expertise, vendor relationships and platforms. QVC currently has a market presence in nine countries on three continents, and remains focused on global growth. Together, we have a combined global presence in 14 countries and collectively ship to 85 countries. Given our recent launches in Mexico, Hong Kong and Singapore, we see further efforts to collaborate and delight our customers worldwide.

•	How long have you (Darrell & Mark) been thinking about an acquisition? Was there a competitive process?

•	As part of the normal course of business, we routinely evaluate partnership opportunities for their growth potential and synergies. Similarly, we assessed this transaction prudently and cautiously, and felt it offered tremendous value and compatibility for our company and a similar culture, which was extremely important to us. We believe this partnership will enable us to scale and grow our business in new and unique ways.

•	We evaluate each opportunity strategically and cautiously to determine its growth potential for our business, impact on our loyal and growing client base, cost savings, and compatibility.

•	We remain committed to the zulily business.

•	Darrell is staying on as CEO of our business and Mark will be involved as he has been, in addition to joining Liberty Interactive’s board.

•	The zulily board determined that the transaction with QVC was fair to and in the best interests of zulily’s stockholders.

•	The background on this process will be made available in the disclosure documents that will be filed by Liberty Interactive and us with the SEC.

•	What incentives are in place to keep management / key talent?

•	We are incredibly excited about the potential opportunity of the combination under Liberty, and will be spending the next several months consistently communicating with all of our employees and focusing on our retention efforts as well as continuing to hire for key open positions.

•	Will there be immediate management changes?

•	No. The management team will remain in place except for regular course of business changes.

•	What is the vendor overlap?

•	Limited vendor overlap. QVC has 75% exclusive or proprietary products.

•	What is the customer overlap?

•	Our core customer and QVC’s customer base is highly complementary, and will allow us to engage a wider audience that spans generations of women. While both brands serve the interests of modern women who love to shop, QVC has particular appeal among boomers, age 35-64. With a 6% customer overlap over the past year, both brands see opportunities to extend their businesses beyond their respective core audiences through intelligent cross-marketing, leveraging QVC’s deep expertise in customer analytics, as well as zulily’s powerful personalization tools.

•	What cost synergies are assumed as a result of the new acquisition?

•	We see strong efficiencies from combining the power of these two platforms. We believe there is potential for meaningful cost synergies by combining our purchasing power and volumes.

•	Reasons for completing the transaction below our IPO price of $22 per share?

•	The valuation from the IPO was representative of market values at that time which are subject to change. The Board as well as Darrell and Mark believe this transaction is in the best interests of our company and our stockholders.

About QVC:

•	Who is QVC?

•	With $8.8 billion in global 2014 revenues and $3.4 billion in ecommerce sales, QVC has transformed from a TV shopping company to the world’s leading video and ecommerce retailer, and now ranks #3 in mobile commerce among multi-category retailers, and #5 across all industries according to the 2015 Internet Retailer Mobile 500 list. QVC offers an engaging, highly differentiated shopping experience that like us, is built on the joy of discovery. They bring unique, quality products to life via live video and rich digital content and storytelling, presented at honest values, and with a welcoming and worry free customer experience. The sustained success of the QVC model is built on a deep foundation of trust with its 14 million global customers, which is manifested by the fact that over 90% of QVC’s annual revenues come from repeat customers.

•	Who is Liberty Interactive?

•	Liberty Interactive Corporation owns interests in subsidiaries and other companies that are primarily engaged in the video and digital commerce industries. Those interests are attributed to two tracking stock groups: the QVC Group and the Liberty Ventures Group.

•	The QVC Group of Liberty Interactive consists of QVC and a 38% interest in HSN, Inc.

•	Upon closing of the transaction, zulily will be a part of the QVC Group.

•	The Liberty Ventures Group consists of Liberty Interactive’s subsidiaries Bodybuilding.com, CommerceHub, Evite, Right Start, and interests in Expedia, Interval Leisure Group, Time Warner Inc., Time Warner Cable, Lending Tree, FTD Companies and various green energy investments.

•	See Liberty Interactive’s IR site for some additional information.

•	Where is QVC’s headquarters?

•	West Chester, Pennsylvania

•	How involved will QVC/Liberty Interactive be involved in the day to day business?

QVC and zulily will operate independently but will collaborate to leverage synergies and identify joint opportunities to cross-sell and grow both businesses.

•	How will QVC and zulily be working together?

•	Once the transaction is closed, the brands will continue to operate separately but we do believe there will be long-term opportunities to promote cross platforms and brands. QVC and zulily are two highly complementary companies, and have shared emphasis on the “joy of discovery,” customer focus, transparency and authenticity.

•	What is QVC’s vision?

•	QVC is changing the way the world shops by reimagining shopping, social and entertainment as one. Their business model is built on the premise that customers enjoy the “discovery” of finding an item or brand that they love, and view shopping as more than making purchases but as engaging with a community of like-minded individuals who love to shop. As retail and ecommerce continue to evolve, QVC is adapting to be with the customer, wherever they choose to be and however they choose to interact.

•	Describe the QVC culture?

•	zulily and QVC share many fundamental beliefs. We both focus on building long-term customer relationships, are passionate about the joy of discovery, look to deliver an honest value to the customer, and are firmly rooted in values, such as customer focus, ethics and integrity, and fun along the way.

•	With the brands operating separately, we do not expect the zulily culture to change. However, with QVC, we believe our culture is very complementary and will help contribute to the excitement around creating an incredible customer experience, every day.

Employee & Management:

•	What happens to my job? Will there be layoffs?

•	Right now, it is business as usual, and there is no change to your day-to-day roles and responsibilities. We will keep you up to date on any developments as we work towards transaction close and beyond. All employees will have a team or individual meeting with your managers to discuss the change and what it means for you.

•	Our employees are our greatest assets. This transaction is about growing our business in new and exciting ways, and our team is critical to our ongoing success. As always, zulily will evaluate our businesses on an ongoing basis to ensure that our operations and resources align with current business demand.

•	What does this transaction mean for our recruiting and hiring efforts?

•	Currently, we have more than 100 open positions across zulily. We will continue to invest in recruiting top talent across the business. With our synergies, there will likely be opportunities for all of you as well as employees at QVC. Please visit the Careers website for the most up to date update information.

•	What does this transaction mean for me as an employee of zulily?

•	We view this as an incredibly positive development for the business, which means more opportunities for our employees as we grow the business. With marked similarities in our models and internal culture, we see potential for collaboration, growth and professional development.

•	How will zulily and QVC’s fulfillment centers work together?

We expect our operations in zulily to largely remain the same.

•	Is there a plan to integrate studio offerings (QVC Studio in West Chester, PA & zulily Seattle and Citygate)

•	Not at this time. We expect our operations in zulily to largely remain the same given the two very different platforms that QVC and zulily currently operate.

•	Does the acquisition change any of our company objectives?

•	No – we continue to believe our key 2015 initiatives are core to creating an exceptional customer experience every day. In fact, we believe this business decision will strengthen our ability to grow and succeed over the long term. QVC’s partnership will allow us to continue building on those initiatives.

•	Will there be people moving from QVC to Seattle? Will there be opportunities for us to work at QVC?

•	It is too soon to make this determination. However, our hope is that we will provide new and exciting career opportunities across our combined organizations. Near term, there will be no changes until the transaction is closed.

•	What processes will change in my day to day?

•	For now and until the transaction closes, we expect very little to change for most employees in the day to day roles and responsibilities. We will keep you updated on developments as we work towards transaction close.

Customers and Vendors:

•	How will the acquisition impact customers?

•	With an incredibly deep set of merchandising relationships held by zulily and QVC, we believe our customer offering will be extremely beneficial to both of our customer bases. In addition, with our cost synergies we will be able to continue reinvesting into the customer experience through pricing, product selection, and much more.

•	How will the acquisition impact vendors?

•	From a merchandising perspective, this partnership provides an extensive opportunity for vendors from both platforms to explore cross promotional opportunities and to address two incredibly different, but highly engaged, bases of customers who love the discovery and entertainment-based shopping experience.

•	How/are we going to communicate to our customers/vendors?

•	We have communicated to both our customers and vendors notifying them about the transaction and reinforcing that we don’t anticipate any changes to their experience with our brand at this time.

•	Will there be more joint marketing?

•	Near-term, the brands will continue to operate separately but we do believe there will be long-term opportunities to promote across platforms and brands.

•	How will our customer experience change?

•	Once the transaction is completed, we believe the partnership of zulily and QVC will provide opportunities to materially improve the customer experience. For example, QVC’s expertise in video content production could create opportunities for us to include more video content in our daily zulily customer experience.

•	Is the goal to keep the QVC and zulily brand identities separate, or is there a long-term strategy to create a masterbrand?

•	Yes, the goal is to keep the brands separate but leverage channels, vendors, and much more to benefit both brands’ areas of expertise.

HR questions

•	What happens to my RSUs / stock options as a result of the acquisition?

•	It’s important to remember that it will be business as usual until the acquisition closes. This applies to zulily RSUs/stock options equity. Thus, grants will continue to vest as scheduled and employees will be permitted to trade their vested zulily common stock in accordance with established zulily policies.

•	What happens to my zulily common stock or vested/unvested stock options or RSUs upon completion of the transaction?

•	Upon the completion of the transaction, zulily’s common stock will no longer be publicly traded. Immediately following the closing:

•	If you own zulily common stock or vested RSUs you will receive a ratio of 50% shares of QVCA common stock plus 50% in cash.

•	If you have zulily stock options, vested or unvested, they will be converted into an option to purchase QVCA shares. The number of shares equals the number of zulily shares multiplied by the Conversion Ratio. The exact Conversion Ratio of shares depends on the final weighted average closing sale price for QVCA stock for 10 trading days ending on (and including) the second trading day prior to the closing of the transaction. The exercise price of the options would equal the original stock option exercise price, divided by the Conversion Ratio.

•	If you have unvested RSUs of zulily, they will be exchanged for unvested RSUs for QVCA. The number of RSUs are multiplied by a Conversion Ratio.

•	How do I figure out exactly how many shares of QVCA I am going to get for my zulily stock?

•	At this point we cannot give you the answer as we do not have the final share value. As noted above, the final share price for calculating what happens to your equity isn’t determined until the closing of the transaction. Please remember we have different types of equity grants, you can confirm your own in your E*TRADE account:

•	An option is not a share, it’s the right to purchase a share at your strike price;

•	A vested RSU is already a common share of zulily;

•	An unvested RSU is not yet a common share and is the right to receive a common share of zulily on the day it vests.

•	Any unvested equity retains the same vesting schedule it has now.

•	All that being said, here is a completely hypothetical example of what will happen with your equity. Please remember it is a hypothetical example only and once we have the definitive numbers we will be communicating the exchange ratio with employees who have equity.

•	Shares, RSUs, and options are all treated similarly (other than minor differences due to VWAP - Volume Weighted Average Price - final weighted average closing sale price for QVCA stock for 10 trading days ending on (and including) the second trading day prior to the closing of the transaction) – but neither shareholders nor equity award holders are guaranteed $18.75 per share. Here are examples:

All examples below are assuming $18.75 for ZU and $30.26 for QVCA (EXAMPLE ONLY!)

•	Shareholder

•	100 shares of zulily stock at $18.75 converts into $937.50 in cash and 30.98 QVCA shares

•	Math: 100 zulily shares x 18.75= $1,875.00.

•	50% in cash is $937.50 and 50% in shares is $937.50/$30.26= 30.98 QVCA shares.

•	The QVCA share value will fluctuate between sign and close. Assume QVCA goes up to $35 per share on the day of the close – value that this shareholder gets for 100 shares is: $937.50 in cash + 30.98 QVCA shares worth $1,084.30. Remember the $30.26 QVCA share price was set earlier.

•	Total value of $2,021.80 – this increased because the value of QVCA went up on the day of the close, it could also go down.

•	Holder of Unvested RSU

•	RSU for 100 shares of zulily stock

•	Converts into RSU for 57.76 shares of QVCA stock, determined as:

•	0.3098 stock exchange ratio; plus new fraction of 0.2678 ($9.375/$35.00)

•	57.76 shares of QVCA stock worth * 35 = $2,021.60 (rounding difference)

•	Holder of Vested or Unvested Options

•	For 100 shares of zulily stock at $0.01 exercise price

•	Converts into option for 57.76 shares of QVCA stock at exercise price of $0.017

•	Worth approx. $2,021.60.

•	Will my compensation change?

•	No, your compensation will not change as a direct result of the transaction.

•	Will the compensation quarterly review change?

•	Until the transaction is closed, quarterly review cycles will not change. Employees will be notified of any upcoming changes prior to the changes being implemented.

•	What happens to our current benefits (PTO, 401(k), stock options?)

•	There are no changes to employee benefits at this time. Employees will be notified of any upcoming changes prior to the changes being implemented.

•	Do I lose the flexibility that I currently have at zulily with my work schedule?

•	There are no changes to employee work schedules at this time due to the transaction. Employees work schedules may continue to change per our normal business practice. Employees will be notified of any upcoming changes prior to the changes being implemented.

•	I currently work out of a home office. Will I be able to continue?

•	There are no changes to employee benefits at this time. Employees will be notified of any upcoming changes prior to the changes being implemented.

•	Will my expected working hours change?

•	There are no changes to employee work schedules at this time due to the transaction. Employees work schedules may continue to change per our normal business practice. Employees will be notified of any upcoming changes prior to the changes being implemented.

•	How does the vacation accrual work at QVC?

•	You will continue accruing vacation at your current level based on your years of service.

•	What happens to my unused accrued PTO time?

•	There are no changes to employee benefits at this time. Employees will be notified of any upcoming changes prior to the changes being implemented.

•	How many public holidays will we have? Which ones?

•	Each year a public holiday schedule will be distributed to list all of the holidays for the coming year.

•	Which financial institute administers the 401(k) plan at QVC? Will that change mine?

•	Vanguard is our plan administrator at zulily. In the near term, no changes will be made. We will discuss any changes in our weekly All Hands meeting before any changes are implemented.

•	Is the 401(k) Plan changing?

•	For a period of time the zulily 401K plan will remain in place. We will notify you before implementing any changes.

Responding to investors and media

•	What if media reaches out to me?

•	Please direct all media inquiries to media@zulily.com.

•	Please direct all investor inquiries to ir@zulily.com.

•	What happens to Alibaba?

•	Like our other common stock shareholders, Alibaba will receive shares of QVCA and cash for their holding in zulily upon closing of the transaction.

•	How do you think our investors will feel about QVC?

•	We believe investors will be excited by the significant opportunities created by bringing our companies together.

•	The value of this transaction also recognizes a significant premium from our current trading price, so we believe this transaction was in the best interest of our shareholders.

•	Our shareholders will also receive QVC’s shares as part of the consideration of this transaction, so we believe they will continue to benefit from our success going forward.

•	Who or where should I direct questions?

•	Questions should be sent to your manager, your local HR representatives or employee.questions@zulily.com.

•	Where can I find more resources?

•	http://investor.zulily.com/releases.cfm

Additional Information and Where to Find It

The exchange offer for the outstanding shares of zulily referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Liberty Interactive or to purchase shares of Liberty Interactive, nor is it a substitute for the registration statement and exchange offer materials that Liberty Interactive and/or its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Liberty Interactive and/or its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of zulily are urged to read these documents when they become available because they will contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of zulily at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at http://www.sec.gov. Free copies of these documents will be made available by zulily by mail to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials will be made available by Liberty Interactive by directing a request to Liberty Interactive, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone (720) 875-5420.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty Interactive and zulily file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Liberty Interactive or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Liberty Interactive’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

This communication includes certain forward-looking statements including statements about the proposed acquisition of zulily by Liberty, the commencement of an exchange offer for shares of zulily common stock, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward looking statements speak only as of the date of this communication, and Liberty and zulily expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s or zulily’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and zulily, including the most recent Forms 10-K and 10-Q, for additional information about Liberty and zulily and about the risks and uncertainties related to the business of each of Liberty and zulily which may affect the statements made in this communication.